LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	September 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$220,077	$402,170
Deposits	6,206	-
Accounts receivable	148,994	96,435
Inventories (Note 5)	39,704	24,723
Prepaid expenses	11,644	3,125
	426,625	526,453
Long-term receivables	893	971
Reclamation fund	48,610	31,710
Investments in available-for-sale securities (Note 4)	159,865	25,882
Mineral properties, plant and equipment (Notes 3 & 6)	2,405,149	1,710,041
Investment in Tenke Fungurume (Notes 3 (b) & 7)	1,460,009	-
Other assets	4,496	4,835
Future income tax assets	15,623	12,149
Goodwill	739,058	517,559
	$5,260,328	$2,829,600

LIABILITIES
Current
Accounts payable	$110,051	$41,845
Accrued liabilities	98,459	104,923
Income taxes payable	45,564	80,530
Current portion of long term debt and capital leases (Note 8)	3,368	3,284
Current portion of deferred revenue	4,557	3,264
	261,999	233,846
Long-term debt and capital leases (Note 8)	110,816	42,851
Other long-term liabilities	4,146	-
Derivative instruments liability (Note 13)	54,488	-
Deferred revenue (Note 9)	151,636	61,066
Provision for pension obligations	17,341	15,470
Asset retirement obligations and other provisions (Note 10)	118,569	95,867
Future income tax liabilities	548,942	250,732
Non-controlling interest	382	-
	1,268,319	699,832

SHAREHOLDERS' EQUITY
Share capital (Note 11 (a))	3,238,136	1,890,275
Contributed surplus	10,787	8,887
Cumulative translation adjustment (Note 2)	-	52,404
Accumulated other comprehensive income (Note 2)	228,168	-
Retained earnings (Note 2)	514,918	178,202
	3,992,009	2,129,768
	$5,260,328	$2,829,600

Commitments and Contingencies (Note 9)

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin	Dale C. Peniuk

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of US dollars, except for shares and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Sales	$292,757	$98,941	$806,612	$303,657
Cost of sales	(124,135)	(35,364)	(284,343)	(109,706)
Accretion of asset retirement obligations	(2,485)	-	(4,753)	-
Depreciation, depletion and amortization	(47,433)	(14,792)	(119,186)	(42,055)
	118,704	48,785	398,330	151,896
Expenses
General exploration and project investigation	(11,356)	(1,700)	(24,499)	(5,352)
Selling, general and administration	(6,238)	(3,129)	(18,852)	(8,165)
Stock-based compensation (Note 11(b))	(6,338)	429	(9,413)	(2,143)
Foreign exchange (losses)/gains	(3,970)	110	(15,733)	(2,692)
Losses on derivative instruments	(18,234)	(4,963)	(51,416)	(14,864)
Interest and other income	7,947	1,027	18,718	2,504
Interest and bank charges	(7,520)	-	(9,263)	-
	(45,709)	(8,226)	(110,458)	(30,712)
Earnings before undernoted items	72,995	40,559	287,872	121,184
Gain on sale of investments (Note 4)	27,452	-	77,890	-
Non-controlling interest	32	(8)	32	(181)
Earnings before income taxes	100,479	40,551	365,794	121,003
Current income taxes	(22,729)	(610)	(86,301)	(22,734)
Future income tax recovery/(expense)	45,350	(9,204)	57,223	(8,910)
Net earnings for the period	$123,100	$30,737	$336,716	$89,359

Basic earnings per share	$0.32	$0.25	$1.05	$0.73
Diluted earnings per share	$0.32	$0.25	$1.05	$0.72

Basic weighted average number of shares outstanding	389,832,910	122,611,905	321,101,335	122,305,179
Diluted weighted average number of shares outstanding	390,021,171	123,566,265	321,695,537	123,407,811

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Net earnings for the period	$123,100	$30,737	$336,716	$89,359
Other comprehensive income

Change in fair value of available for sale securities, net of taxes	(13,492)	-	10,476	-
Unrealized gain on available for sale securities sold during the period	(10,415)	-	(20,360)	-
Cumulative translation adjustment	126,592	-	182,455	-
	102,685	-	172,571	-
Comprehensive income for the period	$225,785	$30,737	$509,287	$89,359

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
 (Unaudited, in thousands of US dollars)

				Accumulated
			Cumulative	Other
	Share	Contributed	Translation	Comprehensive	Retained
	Capital	Surplus	Adjustment	Income	Earnings	Total
Balance, December 31, 2006	$ 1,890,275	$ 8,887	$ 52,404	$ -	$ 178,202	$ 2,129,768
Stock-based compensation	-	1,520	-	-	-	1,520
Exercise of stock options & SARs	4,310	-	-	-	-	4,310
Transfer of fair value on exercise of stock options & SARs	2,862	(2,862)	-	-	-	-
Transition adjustments (Note 2(c))	-	-	(52,404)	55,597	-	3,193
Translation adjustment for the period	-	-	-	19,602	-	19,602
Unrealized gains during period on available-for-sale investments	-	-	-	8,357	-	8,357
Net earnings for the period		-	-	-	53,708	53,708
Balance, March 31, 2007	1,897,447	7,545	-	83,556	231,910	2,220,458
Stock-based compensation	-	1,551	-	-	-	1,551
Exercise of stock options & SARs	1,474	-	-	-	-	1,474
Transfer of fair value on exercise of stock options and SARs	5,694	(3,233)	-	-	-	2,461
Translation adjustment for the period	-	-	-	36,261	-	36,261
Changes in fair value of available-for-sale securities	-	-	-	15,611	-	15,611
Sale of available-for-sale securities	-	-	-	(9,945)	-	(9,945)
Net earnings for the period		-	-	-	159,908	159,908
Balance, June 30, 2007	1,904,615	5,863	-	125,483	391,818	2,427,779
Shares and options issued for Tenke acquisition (Note 3(b))	1,329,075	660	-	-	-	1,329,735
Shares issued on the assumption of Tenke obligation (Note 3(b))	1,745	-	-	-	-	1,745
Stock-based compensation	-	6,342	-	-	-	6,342
Exercise of stock options & SARs	1,584	-	-	-	-	1,584
Transfer of fair value on exercise of stock options and SARs	1,117	(2,078)	-	-	-	(961)
Translation adjustment for the period	-	-	-	126,592	-	126,592
Changes in fair value of available-for-sale securities	-	-	-	(13,492)	-	(13,492)
Sale of available-for-sale securities	-	-	-	(10,415)	-	(10,415)
Net earnings for the period		-	-	-	123,100	123,100
Balance, September 30, 2007	$ 3,238,136	$ 10,787	$ -	228,168	$ 514,918	$ 3,992,009

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating activities
Net earnings for the period	$123,100	$30,737	$336,716	$89,359
Items not involving cash
Amortization of deferred revenue	(398)	(709)	(2,354)	(2,147)
Depreciation, depletion and amortization	47,433	14,792	119,186	42,054
Stock-based compensation	6,338	29	9,413	475
Loss (gain) on sale of investments and other assets	(27,452)	3	(77,890)	85
Future income tax (recovery)/expense	(45,350)	9,204	(57,223)	8,910
Provision for pensions	67	(380)	152	512
Interest accretion and other	98	-	7,449	-
Deferred financing costs	3,053	-	3,053	-
Unrealized loss on derivative instruments	182	-	30,365	-
Unrealized foreign exchange losses	845	-	4,255	-
	107,916	53,676	373,122	139,248
Changes in non-cash working capital items	47,730	5,705	(56,784)	(2,748)
Cash flow from operating activities	155,646	59,381	316,338	136,500
Financing activities
Common shares issued	1,592	1,630	7,368	2,434
Deferred income	42,500	-	42,500	-
Put premium payments	(1,982)	-	(9,759)	-
Drawdown of credit facility	713,597	-	713,597	-
Credit facility and capital lease payments	(653,027)	(72)	(654,863)	(145)
	102,680	1,558	98,843	2,289
Investing activities
Acquisition of subsidiaries, net of cash acquired	(763,268)	(1,965)	(763,268)	(1,965)
Mineral property, plant and equipment expenditures	(46,962)	(6,621)	(124,158)	(19,780)
Investment in Tenke Fungurume	(26,396)	-	(26,396)	-
Investments in marketable securities	(29,720)	(7,844)	(237,687)	(22,963)
Contributions to reclamation fund	(374)	-	(13,478)	-
Other	-	-	(3,996)	-
Proceeds from sale of subsidiary, net of cash	272,080	-	272,080	-
Proceeds from sale of investments (Note 4)	186,593	-	305,089	132
	(408,047)	(16,430)	(591,814)	(44,576)
Effect of foreign exchange on cash balances	(18,412)	478	(5,460)	7,847
Increase (decrease) in cash and cash equivalents during period	(168,133)	44,987	(182,093)	102,060
Cash and cash equivalents, beginning of period	388,210	131,482	402,170	74,409
Cash and cash equivalents, end of period	$220,077	$176,469	$220,077	$176,469

Supplemental Information
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$40,021	$6,843	$(23,888)	$(22,028)
Accounts payable and other current liabilities	7,709	(1,138)	(32,896)	19,280
	47,730	5,705	(56,784)	(2,748)
Operating activities included the following cash payments
Interest paid	$7,836	$3	$8,747	$14
Income taxes paid	$32,545	$124	$111,624	$13,355

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2006 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2006 figures have been reclassified to conform to the 2007 presentation.

2.

ACCOUNTING POLICIES

Investments

The Company’s investment in Tenke Fungurume is accounted for using the equity method as the Company has significant influence over the investee. Investments other than Tenke Fungurume are carried at fair value with any changes recorded in other comprehensive income for the corresponding period.

New Accounting Standards

Effective January 1, 2007 the Company has adopted the following CICA accounting standards:

a)

Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

b)

Section 3855 – Financial Instruments - Recognition and Measurement

This standard requires that all financial assets, except those classified as held to maturity but including derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

c)

Transitional Provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period’s earnings as well as required an adjustment to the opening balances for investments and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the current period to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and unrealized loss on available-for-sale securities for the nine months ended September 30, 2007 were $182.5 million and $9.9 million, net of tax, respectively, and are reported in other comprehensive income.

3.

BUSINESS ACQUISITIONS

a)

EuroZinc Mining Corporation

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc") by issuing 160.8 million common shares (post-split) valued at CAD$11.36 (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) per share and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights ("SARs") to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options and stock appreciation rights remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio. This acquisition has been accounted for under the purchase method.

The allocation of the purchase price of the shares of EuroZinc is summarized in the following table.

Purchase price
Common shares issued (160.8 million shares)	$ 1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rights (1.5 million SARs)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)
Net purchase price	$ 1,424,713

Net assets acquired
Restricted cash	$ 4,007
Non-cash current assets	104,053
Mineral properties	922,614
Plant and equipment	321,895
Other long-term assets	24,139
1,376,708
Current liabilities	(138,785)
Other liabilities	(69,247)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(178,317)
Net identifiable assets	923,466
Residual purchase price allocated to goodwill	501,247
Net assets acquired	$ 1,424,713

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on an independent valuation report dated March 28, 2007. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

b)

Tenke Mining Corp

On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp ("Tenke") by issuing 105.4 million common shares valued at CAD$13.37 (closing price of the Company’s shares on the Toronto Stock Exchange on the date of completion) per share and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of the Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.

Tenke holds a 24.75% interest in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo.

The allocation of the purchase price of the shares of Tenke is summarized in the following table.

Purchase price
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued to satisfy Tenke obligation (0.14 million shares)	1,745
Stock options issued in exchange for Tenke options (0.09 million options)	660
Acquisition costs	1,026
Cash	60
1,332,566
Less:
Cash and cash equivalents acquired	(82,435)
Net purchase price	$ 1,250,131

Net assets acquired
Accounts receivable	$ 160
Prepaid expenses	22
Available for sale securities	1,084
Investment in Tenke Fungurume	1,433,613
1,434,879
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(184,371)
Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition. The allocation of the purchase price may still be subject to change as the Company completes its final analysis of the fair values of the assets and liabilities of Tenke.

c)

Rio Narcea Gold Mines, Ltd.

On April 4, 2007, the Company entered into a definitive support agreement whereby the Company offered to acquired all the issued and outstanding common shares and warrants of Rio Narcea Gold Mines, Ltd. ("Rio Narcea") for Cdn$5.00 per common share ("Rio Narcea Shares") and Cdn$1.04 per warrant. The Company subsequently increased its cash offer to Cdn$5.50 per common share and on July 17, 2007, 85.5% of the Rio Narcea Shares and 73.3% of the warrants were tendered and taken up by the Company. As at September 30, 2007, the Company had acquired 99.9% of the issued and outstanding shares of Rio Narcea and 91.5% of the outstanding warrants for cash payments totaling $916 million. Subsequent to September 30, 2007, the Company acquired the remaining outstanding shares and warrants for $2.0 million.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea’s Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of Tasiast gold mine.

This acquisition has been accounted for under the purchase method. These consolidated financial statements include Rio Narcea’s operating results for the period July 17, 2007 to September 30, 2007.

Rio Narcea owns the Aguablanca nickel-copper mine and the Salave gold deposit in the Asturias province of Spain.

The preliminary allocation of the purchase price of Rio Narcea is summarized in the following table.

Purchase price
Cash	$915,993
Acquisition costs	6,793
922,786
Less: cash and cash equivalents acquired	(77,141)
Net purchase price	$845,645

Net assets acquired

Restricted cash	9,174
Non-cash current assets	65,035
Mineral properties, plant and equipment	817,468
Investments	69,799
Other long-term assets	939
Future income assets	5,016
967,431
Current liabilities	(76,304)
Current portion of long-term debt	(16,519)
Long-term debt	(32,510)
Other long-term liabilities	(12,561)
Asset retirement obligation and other mine closure costs	(13,713)
Future income tax liability	(141,259)
Non-controlling interest	(400)
Net identifiable assets	674,165
Residual price allocated to goodwill	171,480
Net assets acquired	$845,645

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management’s best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a preliminary valuation report prepared by an independent third party and may still be subject to change as the Company finalizes it allocation and the analysis of the nature of the goodwill.

4.      INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

The Company invests in the common shares of mining and exploration companies, all of which are designated at the time of purchase as available-for-sale securities. These shares are marked-to-market at the end of each reporting period with any adjustment recorded in Other Comprehensive Income, a component of shareholders’ equity.

For the nine months ended September 30, 2007, the Company recorded an increase of $10.5 million (three months ended September 30, 2007 – decrease of $13.5 million) in market value of its investment in available-for-sale securities.

This increase in market value is offset by the disposition of investments which has previously recognized unrealized gains through Other Comprehensive income, resulting in a decrease of $20.4 million for the nine months ended September 30, 2007 (three months ended September 30, 2007 – decrease of $10.4 million).

For the three months ended September 30, 2007, the Company acquired shares in various mining and exploration companies, one investment of which was disposed during the quarter for a pre-tax gain of $27.5 million on proceeds of $186.6 million.

The Company does not exercise significant influence over any of its investments and holds less than 20% equity interest in each.

5.

INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2007	2006
Ore stock piles	$6,514	$4,522
Concentrate stock piles	13,560	9,305
Materials and supplies	19,630	10,896
	$39,704	$24,723

6.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties	$2,062,845	$218,034	$1,844,811	$1,470,393	$128,478	$1,341,915
Plant and equipment	468,152	54,472	413,680	360,646	27,655	332,991
Development	146,658	-	146,658	35,135	-	35,135
	$2,677,655	$272,506	$2,405,149	$1,866,174	$156,133	$1,710,041

During the nine months ended September 30, 2007, the Company spent $124.2 million on capital equipment, mine development and related infrastructure.

7.

EQUITY INVESTMENT IN TENKE FUNGURUME

On July 3, 2007, the Company completed the acquisition 100% of the issued and outstanding shares of Tenke by issuing 105,421,402 Lundin common shares to Tenke shareholders valued at $1.3 billion. Tenke holds a 24.75% interest in the Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo ("DRC"). The investment in the Tenke Fungurume project is accounted for using the equity method and the equity loss for the project is included in earnings of the Company beginning from the date of acquisition. The amount of equity loss from the date of acquisition of Tenke Fungurume to September 30, 2007 is not significant.

Balance, December 31, 2006	$-
Acquisition of investment in Tenke Fungurume	1,433,613
Cash advances during the period	26,396
Share of equity (loss)	-
Balance, September 30, 2007	$1,460,009

8.     LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	September 30,	December 31,
	2007	2006

Credit facility	$61,613	$-
Somincor bonds	38,448	35,689
Capital lease obligations	4,244	6,866
Deferred employee housing sales	262	239
Investment incentive loan	7,161	1,061
Aljustrel debt	2,456	2,280
Total	114,184	46,135
Less: current portion of long-term debt and capital leases	(3,368)	(3,284)
	$110,816	$42,851

During 2007, the Company arranged a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes secured by the shares owned by Lundin it its subsidiaries. These facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea. Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired the non-revolving credit facility.

The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company.

Management believes that the fair value of long-term debt approximates its carrying value.

9.     COMMITMENTS AND CONTINGENCIES

a)

Silverstone Resources Corp. ("Silverstone")

On September 28, 2007, the Company entered into an agreement for the sale of silver in concentrate from its Neves-Corvo and Aljustrel mines to Silverstone. Under the terms of the agreement, the Company received an upfront cash payment of $42.5 million and 19,656,250 Silverstone common shares valued at Cdn$2.36 on the date of exchange for a US equivalent of $46.6 million. Upon delivery of its silver in concentrate to Silverstone, the Company will receive the lower of $3.90 per ounce of silver contained in concentrate (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) or the then prevailing market price per ounce of silver.

Upon closing of the transaction, the Company has recorded $89.1 million as deferred revenue, which will be amortized over the life of the silver deliveries.

b)

Rio Narcea Lawsuit

In August 2005, the regional Government of Asturias rejected Rio Narcea’s application for "change in land use" required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and/or monetary compensation for damages. The outcome and timing of any legal action on this matter is presently uncertain.

10.     ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relate to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Galmoy and Aguablanca mines. The following is a reconciliation of changes in the provision during the period:

Asset Retirement Obligations
Balance, December 31, 2006	$91,031
Accretion during the period	3,538
Amounts arising on the acquisition of Rio Narcea (Note 3(c))	7,294
Effect from changes in foreign exchange rates	5,354
Balance, September 30, 2007	107,217

Other Mine Closure Obligations
Balance, December 31, 2006	4,836
Provisions during the period	2,247
Other provisions	3,862
Effect from changes in foreign exchange rates	407
Balance, September 30, 2007	11,352
Total	$118,569

11.     SHARE CAPITAL

All shares, stock options and stock appreciation rights ("SARs") shown in the tables below are calculated as though the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2006.

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

Issued and outstanding:

	Number of
	shares	Amounts
Balance, December 31, 2006	284,800,065	$1,890,275
Exercise of stock options & SARs	1,237,653	4,310
Transfer of value on exercise of stock options	-	2,862
Balance, March 31, 2007	286,037,718	1,897,447
Exercise of stock options & SARs	318,584	1,474
Transfer of fair value on exercise of stock options & SARs	-	5,694
Return of fractional shares	(69)	-
Balance, June 30, 2007	286,356,233	1,904,615
Shares issued to acquire Tenke Mining Corp.	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation	138,400	1,745
Exercise of stock options & SARs	464,236	1,584
Transfer of fair value on exercise of stock options & SARs	-	1,117
Balance, September 30, 2007	392,380,271	$3,238,136

(b)

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock-based compensation expense of $9.4 million during the nine months ended September 30, 2007 (2006 - $2.1 million). The fair value of the stock options granted during the nine months ended September 30, 2007, as measured at the date of the grant using the Black-Scholes option pricing model, assumes a risk-free interest rate of between 4.08% and 4.74%, no dividend yield, an expected life of between 1.5 and 2.5 years and an expected price volatility of between 48% and 55%.

Incentive stock options issued, exercised and outstanding for the nine months ended September 30, 2007 is as follows:

		Weighted average
	Number of	exercise price
	Options	(CAD$)
Outstanding, December 31, 2006	3,038,265	$5.87
Granted during the year	4,178,760	12.83
Issued in exchange for outstanding Tenke options	86,500	5.57
Cancelled during the year	(9,520)	9.80
Exercised during the year	(1,794,317)	3.83
Outstanding, September 30, 2007	5,499,688	$11.81

During the nine months ended September 30, 2007, the Company granted 4,178,760 incentive stock options to employees and officers at a weighted average price of CAD$12.83 per share that expire between January 17, 2009 and September 24, 2012. The following table summarizes options outstanding as at September 30, 2007, as follows:

			Weighted		Weighted
			Average		Average
	Year	Number of	Remaining	Number of	Exercise
Range of exercise	of	Options	Contractual Life	Options	Price
prices (CAD$)	Expiry	Outstanding	(Years)	Exercisable	(CAD$)
$4.22	2007	82,500	0.1	82,500	$4.22
$7.39 - $12.49	2008	300,000	0.8	300,000	10.80
$5.57 - $14.97	2009	595,060	1.4	595,060	12.71
$2.28 - $3.33	2010	147,368	2.8	124,520	2.46
$9.14 - $10.15	2011	734,560	3.8	334,720	9.65
$12.74	2011	3,640,200	5.0	1,213,400	12.74
		5,499,688	4.1	2,650,200	$11.81

(c)

Stock Appreciation Rights

In connection with the October 31, 2006 acquisition of EuroZinc (Note 3(a)), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to elect to receive either shares in the Company or a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

Stock appreciation rights issued, exercised and outstanding is as follows:

	Number of	Weighted
	stock	average
	appreciation	exercise price
	rights	(CAD$)
Oustanding, December 31, 2006	1,221,080	$5.27
Exercised during the period for shares	(226,160)	6.76
Exercised during the period for cash	(688,200)	4.14
Outstanding, September 30, 2007	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at September 30, 2007 was $1.9 million (December 31, 2006 - $9.2 million).

The following table summarizes the September 30, 2007 outstanding stock appreciation rights:

	Number of	Weighted
	stock	average
	appreciation	exercise price
Expiry date	rights	(CAD$)
June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15
Outstanding, September 30, 2007	306,720	$6.69

12.     SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Sweden and Ireland.

Operating segmented information is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Sales
Neves-Corvo, Portugal	$160,620	$-	$474,515	$-
Zinkgruvan, Sweden	52,028	35,806	159,948	135,356
Aguablanca, Spain	41,343	-	41,343	-
Galmoy, Ireland	29,480	32,870	82,119	81,154
Storliden, Sweden	9,179	28,992	48,395	87,022
Other	107	1,273	292	125
	$292,757	$98,941	$806,612	$303,657

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating profit
Neves-Corvo, Portugal	$83,952	$-	$265,416	$-
Zinkgruvan, Sweden	34,617	23,351	104,625	93,040
Aguablanca, Spain	(11,633)	-	(11,633)	-
Galmoy, Ireland	10,920	14,046	24,972	24,644
Storliden, Sweden	1,722	9,135	15,969	32,312
Other	(874)	2,253	(1,019)	1,900
	$118,704	$48,785	$398,330	$151,896

	September 30,	December 31,
	2007	2006
Total assets
Neves-Corvo*, Portugal	$2,405,124	$2,152,939
Zinkgruvan, Sweden	424,894	437,570
Aguablanca, Spain	873,540	-
Galmoy, Ireland	154,792	175,527
Storliden, Sweden	61,536	107,082
Ozernoe, Russia	159,721	150,292
Tenke Fungurume, Democratic Republic of Congo	1,460,719	-
Other and Intercorporate adjustments	(279,998)	(193,810)
	$5,260,328	$2,829,600

*Neves-Corvo figures include the assets for the Aljustrel zinc mine under development in Portugal.

Geographic segmented information is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Sales
Portugal	$160,620	$-	$474,515	$-
Sweden	61,496	64,798	208,632	222,378
Spain	41,343	-	41,343	-
Ireland	29,480	32,870	82,119	81,154
Other	(182)	1,273	3	125
	$292,757	$98,941	$806,612	$303,657

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating profit
Portugal	$82,931	$-	$264,395	$-
Sweden	36,451	32,486	120,706	125,352
Spain	(11,633)	-	(11,633)	-
Ireland	10,920	14,046	24,972	24,644
Other	35	2,253	(110)	1,900
	$118,704	$48,785	$398,330	$151,896

	September 30,	December 31,
	2007	2006
Total assets
Portugal	$ 2,406,472	$ 2,152,939
Sweden	486,430	544,652
Spain	873,540	150,292
Ireland	154,792	175,527
Russia	159,721	150,292
Democratic Republic of Congo	1,460,719	150,292
Intercorporate adjustments	(281,346)	(193,810)
	$ 5,260,328	$ 3,130,184

13.     FINANCIAL INSTRUMENTS

The Company has entered into various derivative contracts, including forward sales, calls and put options and foreign exchange for the purpose of managing financial risks and are not for trading purposes.

The following table and notes summarize the outstanding derivatives contracts of the Company as at September 30, 2007:

			2009 -
	2007	2008	2011*	Total

Copper
Calls (tonnes)	2,475	-	-	2,475
Average price (US$/lb)	$4.00	-	-	$4.00

Forward sales (tonnes)	6,138	3,112	-	9,250
Average price (US$/lb)	$2.91	$1.20	-	$2.34

Silver
Forward sales (ounces)	19,926	95,460	284,532	399,918
Average price (US$/ounce)	$11.60	$11.60	$11.60	$11.60

Lead
Forward sales (tonnes)	4,125	10,500	-	14,625
Average price (US$/lb)	$0.75	$0.71	-	$0.72

Zinc
Forward sales (tonnes)	600	2,400	-	3,000
Average price (US$/lb)	$1.22	$1.22	-	$1.22

US Currency
Forward sales	$34,378	$4,589	-	38,967
Average US$/EUR	1.2859	1.2230	-	$1.2785

*Between 2009 and 2011, silver forward sales are 117,072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

In addition to the derivative contracts noted in the table above, the Company is also a party to the following structured derivatives as at September 30, 2007:

  multiple structured foreign exchange contracts with various counterparties having the following terms:

i.

to sell US$2.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from October to December 2007, with a floor of US$1.2000 per €1.00;

ii.

to sell between US$3.5 million and US$7.0 million and buy Euro dollars at prices between US$1.2410 and US$1.2900 per €1.00, on a monthly basis from October to December 2007.

  two structured lead put contracts with a counterparty having the following terms:

iii.

on a monthly basis between October and December 2007, the Company has a contingent right (triggered if LME spot is below $0.46/lb) to sell 600 tonnes at $0.46/lb or a contingent obligation (triggered if LME spot is at or above $0.59/lb) to sell 600 tonnes at $0.54/lb; and

iv.

on a monthly basis between October and December 2007, the Company has a contingent right (triggered if LME spot is below $0.52/lb) to sell 600 tonnes at $0.52/lb or a contingent obligation (triggered if LME spot is at or above $0.64/lb) to sell 600 tonnes at $0.59/lb.

The net derivative liability of all the outstanding derivatives as at September 30, 2007 was $54.5 million (December 31, 2006 – $2.9 million asset). For the nine-month period ended September 30, 2007, the Company recorded a net loss of $51.4 million on derivative instruments consisting of a $21.1 million realized loss from the settlement of derivative contracts and a $30.4 million unrealized loss related to the marking-to-market the outstanding derivative contracts.